[DILWORTH PAXSON LLP LETTERHEAD]

DIRECT DIAL NUMBER:	Graham R. Laub
(215) 575-7277	glaub@dilworthlaw.com

August 11, 2006

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street N.E. Washington, D.C. 20549 Attention: William Friar
RE:	Sterling Banks, Inc. Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-133649)

Dear Mr. Friar:

Sterling Banks Inc. (the “Company”) has today filed Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-133649). On behalf of the Company, we hereby respond to your letter dated May 26, 2006 commenting on the Registration Statement. In addition, as I previously discussed with Jessica Livingston, the Company announced a proposed acquisition of Farnsworth Bancorp, Inc. on June 23, 2006. Fifty percent of the aggregate consideration in this acquisition will consist of common stock of the Company, and the Registration Statement has been amended to include that information as well.

As requested, we have set forth your comments and questions below and provided answers responsive to those questions and comments and/or indicated where disclosure has changed in the filing in light of such questions or comments.

PROSPECTUS COVER PAGE

1.
Disclose that insiders intend to vote their 19% ownership in favor of the reorganization and stock option plan. If the 8% holder or institutional investor has indicated how they will vote, please disclose.

The Company has added the requested disclosure regarding the voting intentions of the insiders of Sterling Bank (the “Bank”) as requested. The Company advises that neither Mr. Orleans nor Wellington Management has indicated how they intend to vote their shares of common stock of the Bank in connection with the proposals to be voted upon by shareholders at the Bank’s annual meeting.

Dilworth Paxson LLP	Page 2
August 11, 2006
To: William Friar

2.	Advise the staff of the reasons for including the language that the proxy statement/prospectus does not cover any resales of the registered stock.

The language referenced above was initially included by the Company to clarify the scope of the Prospectus and because the Company believes it to be an accurate statement. In light of the staff’s comments, however, this language has been deleted.

SUMMARY

3.
Please remove the language in the introductory paragraph stating that the summary is not complete. A summary, by definition, does not contain all of the information that it is summarizing. Also, replace the word “certain” in the first sentence with a more descriptive term.

The lead-in paragraph to the Summary of the Proxy Statement/Prospectus has been revised as requested.

4.
Provide summary disclosure of the stock option plan. Specify in the heading and the discussion that the options are limited to management employees. Include the number and estimated value of shares involved and the effects on compensation costs, earnings and dilution. Also disclose that Sterling may reimburse management for taxes owed based on the sale of stock received on the exercise of options. Provide full disclosure in the discussion of proposal III.

The Company has added summary disclosure of the stock option plan proposal. The Company is not able to provide some of the details requested, however, because no grants have been made under the 2006 Employee Stock Option Plan, nor are any proposed at this time. The total number of shares available for grant under the plan has been disclosed, as well as certain limitations on any grants to an individual in any given year. With respect to the Staff’s comments regarding reimbursement for taxes owed based on the sale of stock received on the exercise of options, the Company advises that this is not currently contemplated nor is it expressly provided for in the Option Plan. Therefore, the Company believes that adding such disclosure would be potentially misleading to investors and has not included the requested statement in the Registration Statement.

5.
Please summarize the anti-takeover provisions in the certificate of incorporation and bylaws of Sterling Banks, Inc. Provide full disclosure in the main section on page 32, specifically discussing under a descriptive subheading each provision with potential anti-takeover implications. Also, include risk factor disclosure or advise us of the reasons it is not included.

The anti-takeover provisions contained in the Certificate of Incorporation and By-Laws of the Company have been added in the summary and a risk factor has been added as requested. In addition, the disclosure on page 54 has been revised to identify more clearly those anti-takeover provisions that would apply to the Company if the Reorganization is approved.

Dilworth Paxson LLP	Page 3
August 11, 2006
To: William Friar

INTRODUCTION

6.	Please disclose the website address for each of Sterling Bank and Sterling Banks, Inc.

The website addresses for each of Sterling Bank and Sterling Banks, Inc. have been disclosed as requested.

TAX CONSEQUENCES OF THE REORGANIZATION

7.	Disclose that you have obtained a legal opinion on the tax consequences.

The requested disclosure regarding the legal opinion on the tax consequences of the Reorganization has been added.

VOTING RIGHTS AND SOLICITATION OF PROXIES

8.
Concerning the statement that you may adjourn or postpone the meeting, the staff’s position is that any adjournment or postponement to solicit additional proxies is a substantive matter. Accordingly, you may not use discretionary authority granted by proxies voted against the reorganization or stock option plan to adjourn the meeting to solicit additional votes. If you are considering adjourning the meeting to solicit additional proxies, consider adding adjournment and postponement to the matters to be voted on by shareholders.

In light of the Staff’s position, a proposal has been added regarding the possible adjournment of the annual meeting to solicit additional proxies if there is not a quorum for purposes of conducting business or if the votes in favor of the proposals to be voted on at the meeting would be insufficient to approve such proposals.

EMPLOYMENT/CHANGE-IN-CONTROL AGREEMENTS

9.	Expand the last sentence of the first paragraph to clarify the benefits due to Mr. King in the event of a change-in-control where Mr. King terminates his employment within 180 days from that event.

The disclosure on page 46 has been expanded as requested.

10.	In both paragraphs, disclose the dollar amount of the payments, assuming that the change of control provisions had been triggered as of a recent date.

The dollar amounts that would be payable to the named executives in the event of a change of control in a subsequent termination of their employment have been disclosed as requested.

Dilworth Paxson LLP	Page 4
August 11, 2006
To: William Friar

OPTION GRANTS IN LAST FISCAL YEAR

11.
Reference is made to footnote 1 to the first table on this page and to footnote 2 in the second table. Disclose how many options were accelerated and briefly explain why the board accelerate the vesting schedule.

The requested disclosure has been added to the table and the footnotes on page 48.

12.
We note that the named officers hold options with an exercise price of $9.60. Please advise us on what day the board granted these options and whether or not on the day that the board granted the options, they were granted at the market price. We note the table on page 39 lists that the low price for 2005 as $9.75. If the board determined to use a price below market price, or priced the options based upon a date other than when they granted the options, please advise us of the circumstances.

The named officers were granted options on March 22, 2005 at an exercise price of $10.08, which was the market price on that day.  The table on page 48 reflects the effect of the 5% stock dividend the Board declared in July 2005.  The stock option plan allows for an increase in the number of options granted by any subsequent stock dividends declared with a corresponding decrease in the exercise price.  The table on page 23 shows the actual market prices and are not adjusted for any stock dividends declared.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

13.  Please replace the word “certain” in the heading and first sentence with “material.”

The disclosure has been revised as requested.

14.	In the second paragraph, clarify whether the representations relied on were factual.

The disclosure has been revised to clarify that the representations relied upon are factual in nature.

BUSINESS OF THE BANK

15.
Please expand the disclosure on your market area to include meaningful demographic information and trends, such as the largest employers; population density, age and growth; median income and population aging information.

The disclosure under the heading, “Business of the Bank” has been expanded as requested.

Dilworth Paxson LLP	Page 5
August 11, 2006
To: William Friar

SELECTED HISTORICAL FINANCIAL DATA

16.	Please revise to include your selected quarterly data under Item 302 of Regulation S-K.

Financial information regarding the Bank’s quarterly period ending March 31, 2006 has been included in the Registration Statement. The Company will update the financial information to include the period ending June 30, 2006 in the next amendment and prior to mailing the joint proxy statement/prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS

ALLOWANCE FOR LOSSES ON LOANS, PAGE 59

17.
We note your disclosure that your allocation of allowance tabular presentation for loan losses includes any provision for loan losses associated with loans held for sale. Please revise to clarify that the allowance for loan losses does not include any valuation allowance related to loans held for sale since loans held for sale are recorded at the lower of cost or market. Refer to paragraph.08 of SOP 01-6.

The tabular presentation on pages 137 and 139 for loan losses has been revised as requested.

FINANCIAL STATEMENTS

18.	Please revise to include your selected quarterly data under Item 302 of Regulation S-X.

Financial information regarding the Bank’s quarterly period ending March 31, 2006 has been included in the Registration Statement. The Company will update the financial information to include the period ending June 30, 2006 in the next amendment and prior to mailing the joint proxy statement/prospectus.

NOTE 1- DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

19.
We note your disclosure on page 56 that miscellaneous fees include fees associated with your mortgage origination program. Please revise to disclosure the nature of these fees and explain why they are not included in the adjustment of loan yield. Refer to paragraphs 5-17 of SFAS 91.

The disclosure relating to miscellaneous fees associated with the Bank’s mortgage origination program has been revised and expanded as requested.

LOANS HELD FOR SALE

20.
We note your disclosure on page 46 that loans held for sale consist almost entirely of student loans generated from an agreement with SLM Inc. Please revise to describe the general terms of the agreement; including any limitations on the extent to which SLM Inc. is obligated to purchase the loans, any recourse provisions, and how you are compensated for your participation pursuant to the agreement. Describe your related accounting policies, if necessary.

The Company has added a brief description of its contract with SLM on pages 109 and 110 as requested, but the Company advises that the actual contract terms do not reflect the course of dealing between Sterling Bank and SLM. Therefore, the Company believes that providing more detail regarding the contractual provisions would make the arrangement appear more complicated than it is in practice. In addition, as announced in Sterling Bank’s press release on July 28, 2006, the outstanding student loans funded by Sterling Bank at June 30, 2006 were approximately $10 million and the amount of these loans that the Company funds is expected to continue to decline. Therefore, the portion of total loans outstanding that these loans represent has diminished significantly.

Dilworth Paxson LLP	Page 6
August 11, 2006
To: William Friar

PART II

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

21. Please file or provide draft copies of your form of proxy and tax and legal opinions with next amendment.

The Company's form of proxy has been filed as an exhibit to the Registration Statement. Additionally, draft copies of the Company's tax and legal opinions have been provided as supplemental correspondence with the Registration Statement.

Please include the undertakings triggered by Rule 415.

The undertakings required by Rule 415 have been included in Part II of the Registration Statement as requested.

EXHIBITS 23.1

22.	Please include an updated consent from your independent accountant in your next pre-effective amendment

  An updated consent from the Company’s independent accountant has been filed as an exhibit to the Registration Statement.

SIGNATURES

23.	The registration statement must be signed by the controller or principal accounting officer. Please designate the person signing in that capacity.

  “Signatures”: The signature pages have been revised to clarify the principal accounting officer signing in that capacity.

Dilworth Paxson LLP	Page 7
August 11, 2006
To: William Friar

The Company has also provided supplementally a statement that the Company is responsible for the adequacy and accuracy of the disclosure and the filing, and the other matters requested in your letter. These statements are filed separately as correspondence with the Registration Statement.

Thank you for your consideration of these matters. If you have any questions regarding any of the responses or any of the materials in the filing, please do not hesitate to contact the undersigned at 215-575-7277 or Marci K. Donnelly at 215-575-7276.

Sincerely,

/s/ Graham R. Laub

Graham R. Laub

GRL:dgk

cc:	Jessica Livingston, Esquire Robert H. King, Sterling Bank Roger Williams, Esquire Marci Donnelly, Esquire